UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Mylan N.V.

(Name of Issuer)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N59465 109

(CUSIP Number)

Hubert L. Allen

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064-6092

(224) 667-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 Randolph Street

Chicago, Illinois 60601

(312) 861-8000

April 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. N59465 109		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Abbott Laboratories (I.R.S. Identification No. 36-0698440)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Fund OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 75,000,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 75,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 15.32%

14	Type of Reporting Person CO

CUSIP No. N59465 109		13D

1	Names of Reporting Persons Laboratoires Fournier S.A.S.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

CUSIP No. N59465 109		13D

1	Names of Reporting Persons Abbott Established Products Holdings (Gibraltar) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 62,782,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 62,782,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,782,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.83%

14	Type of Reporting Person CO

CUSIP No. N59465 109		13D

1	Names of Reporting Persons Abbott Investments Luxembourg S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 12,217,982

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 12,217,982

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,217,982

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.50%

14	Type of Reporting Person CO

Item 1.                                    Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), of Mylan N.V., public limited company (naamloze vennootschap) incorporated under the laws of the Netherland (the “Issuer”), and amends the Statement on Schedule 13D filed by Abbott Laboratories (“Abbott”), Laboratoires Fournier S.A.S. (“Abbott France”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibaltrar”) and Abbott Investments Luxembourg S.à r.l. (“Abbott Luxembourg” and together with Abbott, Abbott France and Abbott Gibaltrar, the “Reporting Persons” and each, a “Reporting Person”) on March 6, 2015 (the “Initial Statement,” and together with this Amendment No. 1, the “Statement”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Initial Statement.

Item 4.                                    Purpose of Transaction.

This Amendment No. 1 amends Item 4 of the Initial Statement by inserting the following before the last paragraph of Item 4:

“Resale Offering

Pursuant to the Shareholder Agreement, on February 27, 2015, the Issuer filed an automatic shelf registration statement on Form S-3 (333-202345) to register for resale the Ordinary Shares held by Abbott France, Abbott Gibraltar and Abbott Luxembourg (the “Subsidiaries”).

On March 31, 2015, the Subsidiaries entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Goldman Sachs & Co., as representatives of the several underwriters named therein (the “Underwriters”), and the Issuer relating to an underwritten public resale offering by the Subsidiaries of an aggregate of 35,000,000 Ordinary Shares (the “Offering”).  The Ordinary Shares were sold at a price of $56.89125 per Ordinary Share. This amount represents the $58.35 public offering price per Ordinary Share, less underwriting discounts and commissions of $1.45875 per Ordinary Share. The Offering was completed on April 6, 2015. Pursuant to the Underwriting Agreement, Abbott Luxembourg, for no additional consideration, granted the representatives of the Underwriters a 30-day option to purchase up to an additional 5,250,000 Ordinary Shares from Abbott Luxembourg on the same terms.

Pursuant to the Underwriting Agreement, each Subsidiary, severally and not jointly, agreed, subject to certain exceptions, that it will not do any of the following during the period ending 90 days after the date of the final prospectus supplement relating to the Offering without the prior written consent of the representatives of the Underwriters: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise,  or (iii) file any registration statement with the Securities and Exchange Commission (the “Commission”) relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares.

References to and descriptions of the Underwriting Agreement and the Offering set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.”

Item 5.                                    Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates paragraph 1 of Item 5 of the Initial Statement as set forth below:

“Upon completion of the Offering, the Reporting Persons beneficially own an aggregate of 75,000,000 Ordinary Shares, representing approximately 15.32% of the outstanding Ordinary Shares. The foregoing percentage beneficial ownership is based on a total of 489,406,234 Ordinary Shares outstanding as of March 26, 2015, as reported by the Issuer in its prospectus supplement dated March 31, 2015 under the automatic shelf registration statement on Form S-3 (333-202345) filed by the Issuer with the Commission on February 27, 2015.”

Item 6.                                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 1 amends Item 6 of the Initial Statement by inserting the following after the last paragraph of Item 6:

“See the description set forth in Item 4 of this Amendment No. 1, which is incorporated herein by reference.

On March 30, 2015, Abbott and the Subsidiaries agreed to waive, effective upon the closing of the Offering, certain provisions of the Shareholder Agreement which restricted the Issuer’s ability, during the restricted period set forth in the Shareholder Agreement, to issue, or enter into any agreement or commitment to issue, equity in connection with mergers and acquisitions or to blackout the Subsidiaries’ registration rights in order to pursue mergers and acquisitions.”

Item 7.                                    Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Statement:

Exhibit	Description

Exhibit A

Underwriting Agreement dated March 31, 2015 among the Subsidiaries, Morgan Stanley & Co. LLC and Goldman Sachs & Co., as representatives of the several underwriters named therein, and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 6, 2015)

Exhibit B	Joint Filing Agreement dated as of February 27, 2015 among the Reporting Persons (previously filed with the Commission as Exhibit B to the Initial Statement)

Exhibit C	Power of Attorney for Abbott France (Powers of Attorney for Abbott Gibraltar and Abbott Luxembourg previously filed with the Commission as Exhibit C to the Initial Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2015

ABBOTT LABORATORIES

By:	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Executive Vice President, General Counsel and Secretary

LABORATOIRES FOURNIER S.A.S.

By	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Attorney-in-fact for Marc Berendes, Authorized Representative

ABBOTT ESTABLISHED PRODUCTS
HOLDINGS (GIBRALTAR) LIMITED

By	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Attorney-in-fact for Thomas C. Freyman, Authorized Representative

ABBOTT INVESTMENTS
LUXEMBOURG S.À R.L.

By	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Attorney-in-fact for Thomas C. Freyman, Class A Manager

EXHIBIT C

POWER OF ATTORNEY

LABORATOIRES FOURNIER S.A.S.

Know all men by these presents that Laboratoires Fournier S.A.S does hereby make, constitute and appoint Hubert L. Allen, John A. Berry and Jessica H. Paik, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including Form ID.

/s/ Marc Berendes
Marc Berendes, Authorized Representative

Date: March 26, 2015